SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: CALIFORNIA FIRST LEASING CORPORATION
Address of Principal Business Office (No. & Street, City, State, Zip Code):
5000 Birch Street, Suite 500, Newport Beach, CA 92660
Telephone Number (including area code): 949-255-0500

Name and Address of agent for service of process:

Glen T. Tsuma
Secretary
California First Leasing Corporation
5000 Birch Street, Suite 500
Newport Beach, CA 92660

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes:	No	X

Item 1.	Exact Name of Registrant	California First Leasing Corporation

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation

Incorporated in California on April 27, 2001

Item 3.	Form of organization	Public stock corporation

Item 4.	Classification of registrant:	Management company

Item 5.	Type of Management Company	Closed-end diversified company

Item 6.	Name and address of investment advisor	Not applicable

Item 7.	Name and address of each officer and director of registrant

The address for each of the named officers and directors is:
California First Leasing Corporation, 5000 Birch Street, Suite 500, Newport Beach, CA 92660

Executive Officers
Patrick E. Paddon, Chairman of the Board, Chief Executive Officer
Glen T. Tsuma, Chief Operating Officer and Secretary
S. Leslie Jewett, Chief Financial Officer and Chief Compliance Officer
Andrew Branin, Senior Vice President of Accounting and Administration

Independent Directors
Michael H. Lowry
Harris Ravine
Danilo Cacciamatta
Robert W. Kelley

Item 8.	Not applicable

Item 9.	(a)	Is registrant currently issuing or offering its securities directly to the public	No
(b) Not applicable
	(c)	Does registrant propose to make a public offering of its securities	No
	(d)	Does registrant have any securities currently issued and outstanding	Yes
	(e)	Number of beneficial owners outstanding securities and name of company owning 10 percent or more of registrants outstanding voting securities

•         As of February 18, 2022, there were an estimated 309 beneficial owners of the 10,284,139 shares outstanding

•         Patrick E. Paddon owns 62.5% of the outstanding shares

•         Glen T. Tsuma owns 13.1% of the outstanding shares

Item 10.	The current value of the registrant's total assets	Total Assets at December 31, 2022:	$252.3 million

Item 11.	Does the registrant plan to apply for a license to operate as a small business investment company		No

Item 12.	Copy of last regular periodic report to security holders
Attached as Exhibit N-8A

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Newport Beach and State of California on the 25th day of February, 2022.

CALIFORNIA FIRST LEASING CORPORATION
(Name of Registrant)

		By:	/s/ Patrick E. Paddon

Patrick E. Paddon
Chairman and Chief Executive Officer

Attest:	/s/ Glen T. Tsuma

Glen T. Tsuma
Chief Operating Officer and Secretary